Exhibit 99.1

2010 ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF DHT HOLDINGS, INC.

ST. HELIER, CHANNEL ISLANDS, June 22, 2010 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) today announced the results of its 2010 Annual General Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Thursday, June 17, 2010.  At the Annual Meeting, the shareholders voted to re-elect Erik A. Lind and Randee Day as DHT’s Class II Directors for a term of three years and ratified the appointment of Ernst & Young AS as DHT’s independent auditor for the 2010 fiscal year.  The shareholders also voted to increase the number of shares available for awards under the 2005 Incentive Compensation Plan (the “Plan”) from 700,000 to 1,000,000 and to increase the number of shares with respect to which awards may be granted to any participant in the Plan from 100,000 to 150,000.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712 (mobile)
E-mail: info@dhtmaritime.com and eu@tankersservices.com